SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2015

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓          Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____               No ✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.        An announcement relating to the results of redemption and delisting of convertible bonds of China Petroleum & Chemical Corporation (the “Registrant”); and

2.        An announcement relating to the results of the conversion of convertible bonds and changes in the share capital of  the Registrant;

Each made by the Registrant on February 12, 2015.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT IN RELATION TO THE RESULTS OF THE
REDEMPTION AND DELISTING OF SINOPEC CONVERTIBLE BONDS

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Important Information:

•	Redemption amount: 527,760 convertible bonds (RMB52,776,000)

•	Total amount of redemption payment: RMB53,348,948.28

•	Redemption payment date: 17 February 2015

•	Delisting date of Sinopec Convertible Bonds: 17 February 2015

1.	Announcements in relation to the redemption of Sinopec Convertible Bonds

(1)	Satisfaction of the Redemption Conditions

As the closing price of the A shares of China Petroleum & Chemical Corporation (the “Company”) had been not lower than 130% of the current conversion price (i.e., RMB4.89 per share) of the A share corporate convertible bonds of the Company (the “Sinopec Convertible Bonds”, bond code: 110015), i.e., RMB6.36 per share, for 15 trading days out of the 30 consecutive trading days from 12 December 2014 to 26 January 2015, and according to the prospectus in relation to the public offering of the Sinopec Convertible Bonds, the terms of conditional redemption of Sinopec Convertible Bonds have been triggered for the first time.

(2)	Announcements

On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board has reviewed and approved the proposal of the redemption of Sinopec Convertible Bonds, and decided to exercise the right of redemption of Sinopec Convertible Bonds and to redeem all the outstanding amount of Sinopec Convertible Bonds registered on the redemption record date (the “Redemption”). The Board also authorized the Chairman of the Board and/or a director authorized by the Chairman of the Board to handle the matters in relation to the Redemption of Sinopec Convertible Bonds. The Company has published the announcement in relation to the redemption of Sinopec Convertible Bonds and subsequent indicative announcements on 28 January 2015, 29 January 2015, 30 January 2015, 2 February 2015, 5 February 2015 and 9 February 2015, respectively, including:

i.	Redemption Record Date and Redemption Targets:

Redemption record date is 11 February 2015. The targets of the Redemption are the holders of Sinopec Convertible Bonds (the “CB Holders”) registered at the China Securities Depository and Clearing Corporation Limited Shanghai Branch (the “CSDCCL Shanghai Branch”) after the trading hours of Shanghai Stock Exchange (the “SSE”) on 11 February 2015.

ii.	Redemption Price: RMB101.261 per bond (including the accrued interest and interest tax accrued thereon).

Formula for calculating current accrued interest: IA= BXiXt/365

IA: Accrued interest for the current period;

B: Aggregate nominal value of the Sinopec Convertible Bonds held by the CB Holders;

i: Coupon interest rate of the Sinopec Convertible Bonds; and

t: Number of days of interest accrued, i.e. actual calendar days from the last interest payment date (23 February 2014) to the redemption date (12 February 2015) (including the last interest payment date but excluding the redemption date).

The accrued interest for the relevant period:

IA=BXiXt/365=100X1.3%X354/365=RMB1.261  per  bond.

For individual investors and securities investments fund as CB Holders, the actual redemption price is RMB101.009 per bond after the Company withheld and paid the income tax on the accrued interest at the rate of 20%. For qualified foreign institutional investors (QFII) as CB Holders, the actual redemption price is RMB101.135 per bond after the Company withheld and paid the income tax on the accrued interest at the rate of 10%. For other CB Holders, the Company will not withhold or pay any income tax on the accrued interest, and the redemption price is RMB101.261 per bond.

iii.	Redemption Payment Date: 17 February 2015

2.	Redemption results and the impact of the Redemption on the Company

(1)
The total outstanding amount of Sinopec Convertible Bonds registered with CSDCCL Shanghai Branch is RMB52,776,000 (527,760 convertible bonds) as at 11 February 2015, representing approximately 0.229% of the total issued principal of RMB23 billion. An aggregate number of 4,623,769,047 A shares has been converted from Sinopec Convertible Bonds, representing approximately 3.971% of the total number of issued shares of the Company before the conversion of Sinopec Convertible Bonds (the “Conversion”), and approximately 3.819% of the total number of issued shares as enlarged by such Conversion. The total share capital of the Company has increased to 121,071,209,646 shares.

(2)
Starting from 12 February 2015, trading and conversion of Sinopec Convertible Bonds (bond code: 110015) has been suspended. The outstanding amount of Sinopec Convertible Bonds with a total value of RMB52,776,000 (527,760 convertible bonds) will be frozen.

(3)	Redemption information:

i.	Redemption amount: 527,760 convertible bonds (RMB 52,776,000)

ii.	Total amount of redemption payment: RMB53,348,948.28

iii.	Redemption payment date: 17 February 2015

(4)	Impact of the Redemption on the Company

The total amount of the Redemption is 527,760 convertible bonds (RMB52,776,000). The cash outflow from financing activities of the Company is affected by RMB53,348,948.28, which does not constitute a significant impact on the use of funds by the Company.

As at the close of market on 11 February 2015, the total share capital of the Company has increased to 121,071,209,646 shares, increasing the capital of the Company and strengthening the Company’s ability to withstand risks. At the same time, the earnings per share will be diluted due to such increase of the share capital.

3.	Subsequent events to the Redemption

Starting from 17 February 2015, Sinopec Convertible Bonds (bond code: 110015) will be delisted from the SSE.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

12 February 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT
ANNOUNCEMENT IN RELATION TO THE RESULTS OF THE
CONVERSION OF SINOPEC CONVERTIBLE BONDS AND CHANGES IN THE SHARE CAPITAL

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

Important Information:

•
The conversion of Sinopec Convertible Bonds: The conversion period of Sinopec Convertible Bonds started from 24 August 2011. As at 11 February 2015, an aggregate number of 229,472,240 Sinopec Convertible Bonds has been converted into 4,623,769,047 A shares of the Company, representing approximately 3.971% of the total number of issued shares of the Company before the conversion of Sinopec Convertible Bonds and approximately 3.819% of the total number of issued shares as enlarged by such conversion. From 1 January 2015 to 11 February 2015, the nominal value of the converted Sinopec Convertible Bonds is RMB 13,647,121,000 and 2,790,814,006 A shares has been converted from the Sinopec Convertible Bonds.

•
The outstanding amount of Sinopec Convertible Bonds: As at 11 February 2015, the outstanding amount of Sinopec Convertible Bonds is RMB52,776,000 (527,760 convertible bonds), representing approximately 0.229% of the total issued principal of RMB23 billion.

1.	Issuance and Listing of Sinopec Convertible Bonds

(1)	Issuance of Sinopec Convertible Bonds

According to the approval given under License No.214 [2011] of the China Securities Regulatory Commission, China Petroleum & Chemical Corporation (the “Company”) made a public issuance of RMB23 billion A share convertible bonds of the Company (the “Sinopec Convertible Bond”) on 23 February 2011.

(2)	Listing of Sinopec Convertible Bonds

Pursuant to the approval No.13 [2011] of the Shanghai Stock Exchange (the “SSE”), RMB23 billion Sinopec Convertible Bonds were listed and traded on the SSE from 7 March 2011 (Bond Code: 110015).

(3)	Conversion of Sinopec Convertible Bonds

According to the prospectus in relation to the public offering of A share convertible bonds of the Company (the “Prospectus”), the conversion period of Sinopec Convertible Bonds started from 24 August 2011. The initial conversion price of Sinopec Convertible Bonds was RMB9.73 per share and the current conversion price is RMB4.89 per share.

(4)	Conditional redemption

As the closing price of the A shares of the Company had been not lower than 130% of the current conversion price (i.e., RMB4.89 per share) of Sinopec Convertible Bonds, i.e. RMB6.36 per share, for 15 trading days out of the 30 consecutive trading days from 12 December 2014 to 26 January 2015, the terms of conditional redemption have been triggered for the first time according to the Prospectus. On the 22nd meeting of the fifth session of the board of the Company (the “Board”), the Board reviewed and approved the proposal of the redemption of Sinopec Convertible Bonds, and decided to exercise the right of redemption of Sinopec Convertible Bonds and to redeem all the outstanding amount of Sinopec Convertible Bonds registered on the redemption record date. The Board also authorized the Chairman of the Board and/or a director authorized by the Chairman of the Board to handle the matters in relation to the redemption of Sinopec Convertible Bonds.

Starting from 12 February 2015, trading and conversion of Sinopec Convertible Bonds (bond code: 110015) has been suspended. The outstanding amount of Sinopec Convertible Bonds with a total value of RMB52,776,000 (527,760 convertible bonds) will be frozen. On 17 February 2015, Sinopec Convertible Bonds will be delisted from the SSE.

2.	Conversion of Sinopec Convertible Bonds

The conversion period of Sinopec Convertible Bonds started from 24 August 2011. As at 11 February 2015, an aggregate number of 4,623,769,047 A shares has been converted from 229,472,240 Sinopec Convertible Bonds, representing approximately 3.971% of the total number of issued shares of the Company before the conversion, and approximately 3.819% of the total number of issued shares as enlarged by such conversion. From 1 January 2015 to 11 February 2015, the nominal value of the converted Sinopec Convertible Bonds is RMB 13,647,121,000 and 2,790,814,006 A shares has been converted from the Sinopec Convertible Bonds. As at 11 February 2015, the outstanding amount of Sinopec Convertible Bonds is RMB52,776,000 (527,760 convertible bonds), representing approximately 0.229% of the total issued principal of RMB23 billion.

3.	Changes in the Share Capital

The table below sets forth the changes in the share capital of the Company from 1 January 2015 to 11 February 2015:

Class of Shares	Number of issued shares as at 31 December 2014	Percentage to the total share capital (A shares + H shares) as at 31 December 2014	Number of shares converted from Sinopec Convertible Bonds from 1 January 2015 to 11 February 2015	Number of issued shares as at 11 February 2015	Percentage to the total share capital (A shares+ H shares) as at 11 February 2015
	(shares)	(%)	(shares)	(shares)	(%)

A shares	92,766,957,040	78.43	2,790,814,006	95,557,771,046	78.93
H shares	25,513,438,600	21.57	0	25,513,438,600	21.07
Total	118,280,395,640	100.00	2,790,814,006	121,071,209,646	100.00

4.	Others

Should investors have any queries relating to this announcement, please contact our hotline at (010) 5996 0028.

By Order of the Board
China Petroleum & Chemical Corporation
Huang Wensheng
Vice President and Secretary to the Board

12 February 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#  Executive Director
* Non-executive Director
+ Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: February 13, 2015